Exhibit 99.1

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Second Quarter 2013 Results and Conference Call

Toronto, Ontario (July 3, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its second quarter 2013 financial results before the start of trading on Thursday, July 25, 2013. Senior management will host a conference call at 12:00 pm ET on that day to discuss the results.

Participants may join the conference call by dialling (416) 340-8061 or (866) 225-0198 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until August 8, 2013 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 3913460. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $490 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of June 30, 2013, Alamos had 127,368,986 common shares outstanding (132,016,986 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Manager, Investor Relations
(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.